

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05047304

RECD S.E.C.
MAR 1 5 2005
1083

March 14, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2005

Re: General Motors Corporation
Incoming letter dated February 7, 2005

Dear Ms. Larin:

This is in response to your letter dated February 7, 2005 concerning the shareholder proposal submitted to GM by Ray T. Chevedden. We also have received letters on the proponent's behalf dated February 18, 2005 and March 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
MAR 1 4 2005
1083

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 1 7 2005
THOMSON
FINANCIAL



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on November 22, 2004 from the Ray T. and Veronica Chevedden Trust (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require a stockholder vote on the adoption, maintenance, or extension of any poison pill.

General Motors intends to omit the proposal under Rule 14a-8(i)(10) on the grounds that it has been implemented to the fullest extent permitted under Delaware law. In addition, we believe that the proposal if implemented would cause GM to violate Delaware law, under which the Corporation is organized, so that the proposal would be excludable under Rule 14a-8(i)(2). In coming to these conclusions, we have relied on the legal opinion of our Delaware counsel, Richards Layton & Finger, which is attached to this letter with their consent as Exhibit B (the "Delaware Legal Opinion").

General Motors does not have and has never had any poison pill or stockholder rights plan. In 2004, as described in more detail in the Delaware Legal Opinion, General Motors' Board of Directors formalized the Corporation's policy regarding stockholder rights plans as follows (the "Revised Policy Statement"):

> WHEREAS, the Board of Directors has not adopted a stockholder rights plan (sometimes known as a "poison pill", herein a "rights plan") for the Corporation and has no current intention to adopt one; and
>
> WHEREAS, a rights plan can be an important tool for protecting the interests of the Corporation's stockholders under certain circumstances; and

WHEREAS, any determination to adopt a rights plan should be made only careful deliberation in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties to protect the interests of the Corporation's stockholders; and

WHEREAS, the Board wishes to retain the discretion to act without stockholder approval to adopt a rights plan in certain circumstances, consistent with the exercise of its fiduciary duties; and

WHEREAS, the Board recognizes that if circumstances make a rights plan an appropriate way of protecting stockholders' interests, such a rights plan should provide certain safeguards such as a stockholder vote and independent review;

RESOLVED, that the Board deems it to be in the best interest of the Corporation and its stockholders to adopt, and the Board does adopt, a policy that it shall submit adoption of any rights plan to a stockholder vote before it acts to adopt any rights plan, provided, however, that the Board may act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders to adopt a rights plan without the delay in adoption that would come for the time reasonably anticipated to seek a stockholder vote; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board within 12 months of the date of adoption by the Board to a vote by the stockholders of the Corporation; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the first Resolution above and regardless of the vote of the Corporation's stockholders within the first year following its adoption, such rights plan will include a provision (sometimes knows as a "TIDE" provision) to establish a committee of the Board comprised of independent directors (as defined by the New York Stock Exchange listing standards) which will review the rights plan at least every three years and inform the Board if a majority of the committee deems it appropriate that the Board modify or terminate such rights plan, which review will be supported by a report and recommendations from investment bankers and attorneys engaged by the committee, based on an evaluation of company performance, markets, and developments in relevant corporate law; and

RESOLVED FURTHER, that the Directors and Corporate Governance Committee shall review the policy set forth in these Resolutions periodically and report to the Board on any recommendations it may have concerning this policy.

We believe that General Motors through the Revised Policy Statement has substantially implemented the proposal so that it can be omitted under Rule 14a-8(i)(10). GM's policy includes several safeguards to the stockholders' interest: (1) any rights plan must be submitted in advance to stockholders unless under the applicable circumstances, the board in the exercise of its fiduciary duties deems adopting a rights plan to be in the best interest of the Corporation and its stockholders; (2) if the board adopts a rights plan without a prior stockholder vote, such rights plan will be submitted for a stockholder vote within 12 months of its adoption; and (3) any rights plan adopted without a prior stockholder vote will include a TIDE provision (as described above) to require periodic review by a committee of independent directors.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." Significantly, the Staff has not required that a registrant take the action requested by a proposal exactly in all details but has been willing to issue no-action letters in situations where the essential objective of the proposal as has been satisfied. See, e.g., Masco Corporation (April 19 and March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. duPont de Nemours and Company (February 14, 1995).

The Staff has consistently taken a no-action position under Rule 14a-8(i)(10) with regard to excluding proposals that require stockholder approval of rights plans and differ from the registrant's existing policies only regarding the length of time in which a rights plan adopted by the board in its fiduciary duty must be submitted for a stockholder vote. See Raytheon Company (January 26, 2005) (identical proposal deemed moot in light of company policy requiring stockholder vote within one year); Boeing Co. (March 15, 2004) (reversal of earlier denial of no-action letter after company policy amended to require stockholder vote); Bristol Myers Squibb Co. (February 11, 2004) (proposal requiring "earliest possible shareholder election" moot in light of company policy requiring stockholder vote within one year). In contrast, the identical proposal has not been deemed excludable under Rule 14a-8(i)(10) in recent no-action requests by companies that had adopted policies regarding shareholder rights plans that did not ensure a stockholder vote after a plan had been adopted by the board in the exercise of its fiduciary duties. See AT&T Corp. (January 24, 2005); Electronic Data Systems Corporation (January 24, 2005); PG&E Corporation (January 21, 2005).

General Motors cannot alter the Revised Policy Statement to be entirely consistent with the proposal under Delaware law, as explained in the Delaware Legal Opinion, which states:

> In our view, any commitment by a board of directors of a Delaware corporation to redeem or submit all future stockholder rights plans to a vote of the corporation's stockholders within four months of adoption by the board without retaining the ability to act in a manner required by its fiduciary duties would be impermissible under the laws of the State of Delaware. Any such commitment must contain an exception for actions necessary for the board of directors to act in a manner required by its fiduciary duties, as provided for in the Revised Policy Statement, in order for its implementation to be permissible under Delaware law.

(Page 5) The Delaware Legal Opinion further notes that "requiring a board to redeem or submit to a stockholder vote any future rights plan within four months of its adoption by the board would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control" (Page 11), and GM's directors would breach their fiduciary duties by agreeing to such a restriction.

We believe that the essential objective of the proposal has already been accomplished by the Revised Policy Statement, so that the proposal may be omitted under Rule 14a-8(i)(10). Furthermore, to the extent that the proposal has not been completely implemented by the Revised Policy Statement, the proposal would cause GM to violate Delaware law and thus may be omitted under Rule 14a-8(i)(2).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders If you wish to provide a copy of your response to the proponent at the same time, the Trust's representative with regard to this proposal is John Chevedden. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for the Ray T. and Veronica Chevedden Trust

EXHIBIT A

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden (signature) — 11-21-04
Ray T. Chevedden — Date

cc: Nancy E. Polis
Corporate Secretary
Ann Larin
PH: 313-665-4927
FX: 313-665-4978, -4979

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be relatively trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

I believe that if a poison pill makes our company difficult to sell – that the value of our stock suffers.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

February 7, 2005

General Motors Corporation
300 Renaissance Center
Detroit, MI 48265

Ladies and Gentlemen:

We have acted as special Delaware counsel to General Motors Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "2005 Proposal") submitted by Mr. Ray T. Chevedden (the "Proponent") which the Proponent intends to present at the 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting"). In this connection, you have requested our opinion as to certain matters of Delaware law.

For the purpose of rendering our opinion as stated herein, we have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as restated through March 1, 2004 (as amended, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended through February 29, 2004 (as amended, the "Bylaws");

(iii) the 2005 Proposal;

(iv) the Revised Policy Statement (as hereinafter defined).

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

On December 18, 2003, the Proponent submitted a proposal (the "2003 Proposal") for inclusion in the Company's proxy materials for the Company's 2003 annual meeting of stockholders (the "2003 Annual Meeting"). The 2003 Proposal provided, in pertinent part:

> Shareholders recommend that our company not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

On April 17, 2003, the Company filed the 2003 Proxy Statement with the SEC detailing the reasons for the recommendation by the Board of Directors of the Company that the Company's stockholders vote against adoption of the 2003 Proposal at the 2003 Annual Meeting. In particular, the Board of Directors of the Company stated its position that any agreement requiring the Board of Directors of the Company to submit all future rights plans to a vote of the Company's stockholders as required by the 2003 Proposal would be inconsistent with the ability of the Board of Directors to properly discharge its fiduciary obligations under Delaware law.

On April 17, 2003, the Company filed the Supplement detailing the policy of the Board of Directors of the Company going forward with respect to the adoption, termination or amendment of stockholder rights plans (the "Policy Statement"). The Policy Statement provided, in pertinent part:

> [The] Board of Directors has taken the position that although it has no current plan to adopt a shareholder rights plan, it has determined that if it ever does so, it will submit the retention of that plan to a shareholder vote within twelve months after the adoption of such plan.

On December 18, 2003, the Proponent submitted a proposal (the "2004 proposal") for inclusion in the Company's proxy materials for the 2004 Annual Meeting, which read as follows:

> RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a

shareholder vote as a separate ballot item at the earliest next shareholder election.

On February 2, 2004, the Board of Directors of the Company submitted the Policy Statement to the Governance Committee for revision (as revised, the "Revised Policy Statement"). The Revised Policy Statement provides as follows:

WHEREAS, the Board of Directors has not adopted a stockholder rights plan (sometimes known as a "poison pill," herein a "rights plan") for the Corporation and has no current intention to adopt one; and

WHEREAS, a rights plan can be an important tool for protecting the interests of the Corporation's stockholders under certain circumstances; and

WHEREAS, any determination to adopt a rights plan should be made only careful deliberation in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties to protect the interests of the Corporation's stockholders; and

WHEREAS, the Board wishes to retain the discretion to act without stockholder approval to adopt a rights plan in certain circumstances, consistent with the exercise of its fiduciary duties; and

WHEREAS, the Board recognizes that if circumstances make a rights plan an appropriate way of protecting stockholders' interests, such a rights plan should provide certain safeguards such as stockholder ratification and independent review;

RESOLVED, that the Board deems it to be in the best interest of the Corporation and its stockholders to adopt, and the Board does adopt, a policy that it shall submit adoption of any rights plan to a stockholder vote before it acts to adopt any rights plan; provided, however, that the Board may act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders to adopt a rights plan without the delay in adoption that would come for the time reasonably anticipated to seek a stockholder vote; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board within 12 months of the date of adoption by the Board to the stockholders of the Corporation for ratification or rejection; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the first Resolution above and regardless of the vote of the Corporation's stockholders within the first year following its adoption, such rights plan will include a provision (sometimes knows as a "TIDE" provision) to establish a committee of the Board comprised of independent directors (as defined by the New York Stock Exchange listing standards) which will review the rights plan at least every three years and inform the Board if a majority of the committee deems it appropriate that the Board modify or terminate such rights plan, which review will be supported by a report and recommendations from investment bankers and attorneys engaged by the committee, based on an evaluation of company performance, markets, and developments in relevant corporate law; and

NOW, THEREFORE, BE IT RESOLVED: That the Board hereby deems it to be in the best interest of the Company and its shareowners to adopt, and the Board does hereby adopt, a policy that it shall submit adoption or extension of any poison pill to a shareowner vote before it acts to adopt any poison pill; provided, however, that the Board may act on its own to adopt a poison pill without first submitting such matter to a shareowner vote if, under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its shareowners to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote. The Board will submit the retention of any poison pill so adopted to a shareholder vote within twelve months after the adoption of such plan.

The Revised Policy Statement requires that the Board of Directors of the Company submit the adoption or extension of any stockholder rights plan to a stockholder vote unless "under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its shareowners to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote." The retention of any stockholder rights plan so adopted will be submitted to a stockholder vote within twelve months after the adoption of the plan. The Revised Policy Statement was adopted by the Governance Committee on February 2, 2004 prior to the 2004 Annual Meeting.

On November 22, 2004, the Company received the 2005 Proposal, which reads, in relevant part, as follows:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Company is proposing to omit the Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, redemption, termination or amendment of a stockholder rights plan by requiring in all cases that a shareholder rights plan adopted by the Board be redeemed or put to a stockholder vote within four months after its adoption by the Board, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement. For the reasons set forth below, it is our view that the laws of the State of Delaware require a board of directors to except from a commitment or requirement limiting the discretion of the board of directors with respect to a stockholder rights plan actions necessary for the board to act in a manner required by its fiduciary duties.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to redeem or submit all future stockholder rights plans to a vote of the corporation's stockholders within four months of adoption by the board without retaining the ability to act in a manner required by its fiduciary duties would be impermissible under the laws of the State of Delaware. Any such commitment must contain an exception for actions necessary for the board of directors to act in a manner required by its fiduciary duties, as provided for in the Revised Policy Statement, in order for its implementation to be permissible under Delaware law.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital

> stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Indeed, in a recent decision James v. Furman, C.A. No. 597-N, slip op. at 11 (Del. Ch. Nov. 16, 2004), the Delaware Court of Chancery declined to dismiss a claim that the board of directors of Greenbrier Companies, Inc. ("Greenbrier") had impermissibly delegated to Greenbrier officers and counsel the authority to make changes to the terms of a rights plan in violation of Section 157 of the General Corporation Law.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224,

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2004 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2003) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets

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[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch.

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[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 16, 2004), each of which underscored the role of the board of directors in implementing and maintaining a rights agreement. See e.g., James v. Furman, C.A. No. 587-N (Del. Ch. Nov. 16, 2004), slip op. at 11 (holding that plaintiff's claim that the board of directors had impermissibly delegated to officers and counsel the authority to make changes to the terms of a rights plan in violation of Section 157 was sufficient to survive a motion to dismiss). Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

July 2, 1992) (same); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2004-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[5]

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to

[5] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the Board of Directors by statute, unless otherwise provided by the certificate of incorporation. Unlike the bylaw amendments at issue in Hollinger, there is no statutory basis for stockholders, through amendment to the bylaws or otherwise, to place conditions or restrictions on the power of the board to adopt or redeem a rights plan.

> manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, requiring a board to redeem or submit to a stockholder vote any future rights plan within four months of its adoption by the board would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. Oracle's 18-month hostile offer for PeopleSoft Inc. demonstrates that any requirement that a board submit a rights plan to a stockholder vote within four months of its adoption would significantly reduce the board's ability to respond for the duration of a significant, persistent threat. Mr. Chevedden's supporting statement (as revised on November 23, 2004) acknowledges as much:

> I believe that there is a material difference between a shareholder vote within 4-months of adoption in contrast to any greater delay in a shareholder vote. For instance a 5- to 12- month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company

The "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38

(Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board is faced with a persistent threat and the corporation's stockholders vote down the stockholder rights plan before the threat has been eliminated, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ]stockholders, from [ ] harm...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board submit the adoption of a stockholder rights plan to a stockholder vote within 4 months of adoption or redeem the plan, in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Submitting the question of whether to maintain a rights plan to a stockholder vote within four months of its adoption by the Board or requiring the Board to redeem the Plan in such circumstances could significantly diminish the ability of the Board to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without excepting from such commitment the ability to act in a manner required by its fiduciary duties would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, redemption, termination or amendment of a stockholder rights plan by requiring in all cases that a shareholder rights plan adopted by the Board be redeemed or put to a stockholder vote within four months of its adoption by the Board, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the

Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/jlf

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The text of the proposal reads:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The proposal also states:
I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

Although the company cites Raytheon Co. (Jan. 26, 2005) the Raytheon case was decided without consideration of the proponent's key January 14, 2005 rebuttal letter. The Staff has been asked to consider the January 14, 2005 rebuttal letter in a January 31, 2005 letter regarding Raytheon.

The proposal to Raytheon is essentially the same proposal in which concurrence to various companies was <u>not</u> granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

In each of these cases, in contrast to Raytheon Co. (Jan. 26, 2005), the shareholder's key rebuttal letter was considered.

The following is from the January 14, 2005 rebuttal regarding Raytheon: Raytheon seems confused or is disingenuous on its own policy. On page 2 [of the company no action request, exhibit attached] the company quote from its policy allows a poison pill to "expire" without a vote. Then on page 5 the company states: "Raytheon's Policy explicitly *requires* the Raytheon Board to obtain *shareholder approval* of any shareholder rights plan, no later than one year after adoption" (end of paragraph). Then on page 6 the company appears to reaffirm page 5 with "Raytheon's Policy differs from the Proponent's Proposal only in a detail – the specific time from within which *shareholders must ratify* any plan adopted without their prior approval." Disingenuously there is no mention of the page 2 loophole of expiring without a vote in spite of the text morphing into a "must ratify" guise on page 5 and 6 (emphasis added in this paragraph).

Raytheon's duplicity on whether there is an automatic pill expiration or a compulsory vote directly undermines the General Motors argument.

The company and its second opinion, loaded with limitations and complexities, fails to focus on why the company is purportedly stranded where it is now and could not move further in the direction of the shareholder proposal and still be consistent with "fiduciary duty."

The company describes its potentially unworkable policy of a shareholder vote within 12-months of the adoption of a poison pill. The company cites no precedent were such a 12-month delayed vote has proved to be workable. Such a policy is intrinsically self-destructive. It creates a strong incentive to not have a vote at the next shareholder meeting because there is still time remaining on the 12-month deadline. Then as the 12-month deadline approaches there is strong motivation to forego the expense and distraction of a special shareholder meeting. Hence there is a strong tendency to waive the key vote and thus self-destruct the 12-month policy.

According to Rule 14a-8(i)(3) the company could object to the rule 14a-8 proposal text – citing the key distinction between a vote within 4-months contrasted with a 12-month delay – as false and misleading. The company's aggressive no action request uncharacteristically failed to object on this key point and thus implies that the company accepts this key distinction.

Read carefully the second opinion does not claim that it would be impossible to have a vote within four months and still retain "the ability to act in a manner required by its fiduciary duties ..."

The second opinion does not explain how a shareholder vote on a poison pill 4-months into the 18-month PeopleSoft hostile offer would purportedly restrict the Board whereas a vote 12-months into the 18-months would not be restrictive.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden, Shareholder

EXPLICITLY EXPIRES

The Company Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

I. Background

In each of the last five years, Raytheon has received and included in its annual meeting proxy statements shareholder proposals submitted by John Chevedden on behalf of himself or a relative, concerning the adoption of shareholder rights plans or "poison pills."

Prior to the 2004 annual meeting, Raytheon's Board of Directors (the "Raytheon Board") voted to terminate Raytheon's existing shareholder rights plan as of March 1, 2004. As a result, Raytheon has not had a shareholder rights plan since that date.

At Raytheon's 2004 annual meeting, the following proposal (the "2004 Proposal"), also submitted by the Proponent, was approved by holders of a majority of Raytheon's shares voting on the 2004 Proposal:

"RESOLVED: Shareholders request that our Directors increase shareholders rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

In October 2004, the Raytheon Board approved a formal policy concerning the adoption of any future shareholder rights plan by Raytheon (the "Policy"). The Policy commits the Raytheon Board to obtain shareholder approval prior to adopting a shareholder rights plan, unless the Raytheon Board, in the exercise of its fiduciary duties, determines that, under the circumstances then existing, it would be in the best interest of Raytheon and its shareholders to adopt a rights plan without prior shareholder approval. If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders.

Raytheon announced the adoption of the Policy by press release on November 2, 2004. At the time of adoption of the Policy, the Raytheon Board amended Raytheon's Governance Principles, which are publicly available on Raytheon's website, to include this Policy.

Raytheon issued a press release announcing the adoption of this Policy at approximately 9:30 a.m. E.T. on November 2, 2004. The Proponent's first version of the Proposal, attached to this letter as Exhibit B, was received by Raytheon at approximately 7:00 p.m. E.T. on November 2, 2004. On November 24, 2004, the Proponent submitted the current Proposal, which is almost identical in text to the first version and apparently intended to supersede the first version.

REQUIRES SHAREHOLDER APPROVAL

The Policy fully implements the Proponent's 2004 Proposal and satisfies any reasonable definition of a rights plan shareholder approval policy, as demonstrated by the precedents cited above. By focusing on a detail of timing, the Proponent seems motivated solely by the desire to see his Proposal in the 2005 Proxy Materials. Moreover, to require that shareholder ratification occur within four months could require the calling of a special shareholder meeting, with attendant expense, and might not even be feasible in all cases due to requirements under the SEC's proxy rules. (See *Praxair, Inc.*, December 23, 2003.) In any event, whether to incur the expense of calling a special meeting when the shareholders are in effect assured of a vote no later than the next annual meeting is a detail properly within the discretion of the Board.

Raytheon believes that the current facts are clearly distinguishable from shareholder proposals regarding rights plans which the Staff has previously declined to concur could be excluded as "substantially implemented." In *3M Co.* (Jan. 28, 2003) and *Sabre Holdings Corp.* (Mar. 20, 2003), those companies' policies, unlike Raytheon's Policy, did not require subsequent shareholder approval of shareholder rights plans that their boards had adopted. See *Sabre Holdings Corp.* (company's policy did not contemplate that shareholder approval could follow the adoption of a rights plan); *3M Co.* (company not required to obtain shareholder approval at all, if the board of directors determined that prompt adoption was in the best interests of the shareholders). Raytheon's Policy explicitly requires the Raytheon Board to obtain shareholder approval of any shareholder rights plan, no later than one year after adoption.

The Raytheon Board instituted a Policy that is directly responsive to the Proponent's 2004 Proposal on rights plans, yet the Proponent has disregarded this and filed the current Proposal. Moreover, the Proponent filed the current Proposal within hours after Raytheon published its press release announcing the adoption of its Policy. In addition, members of Raytheon's management have spoken with the Proponent on several occasions regarding the Policy and its responsiveness to the 2004 Proposal and the Proposal. The Proponent has responded only by filing multiple duplicate proposals, which strongly resemble each other, as well as the 2004 Proposal. We draw your attention to the Supporting Statement of all of these proposals, which consist of essentially identical blurbs critical of "poison pills."

In fact, the Supporting Statement for a separate shareholder proposal received by Raytheon for inclusion in the 2005 Proxy Materials (also submitted by John Chevedden) specifically concedes that "Hopefully our Board will follow the precedent it took regarding the poison pill. Raytheon dropped its Poison Pill - as shareholders have urged for the last four years according to *Aviation Week*, March 8, 2004." With this statement, the Proponent acknowledges that Raytheon's adoption of the Policy was directly responsive to his and other shareholders' concerns.

REQUIRES SHAREHOLDER APPROVAL?

III. Conclusion

Despite Raytheon's good faith efforts to adopt a policy which implements the Proponent's 2004 Proposal, as approved by Raytheon's shareholders at the 2004 annual meeting, the Proponent is now seeking to have a substantially similar proposal presented to Raytheon's shareholders for a vote.

Raytheon has already adopted a Policy that requires shareholder approval in adopting any "poison pills." Raytheon's Policy differs from the Proponent's Proposal only in a detail - the specific time frame within which shareholders must ratify any plan adopted without their prior approval. On that, the Policy requires ratification within twelve months, consistent with precedent and with any reasonable expectation for such a policy. As a result, Raytheon believes that Proponent's Proposal has been "substantially implemented" and so may be omitted from Raytheon's 2005 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2005 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3038 or Jane Freedman at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 24, 2005, and that it will therefore be sending these materials to a financial printer not later than March 16, 2005.

Very truly yours,



John W. Kapples

cc: Ray T. Chevedden
John Chevedden
Jay B. Stephens, Senior Vice President and General Counsel
Jane E. Freedman, Senior Counsel

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be relatively trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

I believe that if a poison pill makes our company difficult to sell – that the value of our stock suffers.

Redeem or Vote Poison Pill
Yes on 3

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This rule 14a-8 proposal calls for a poison pill vote or redemption within 4-months. The company implicitly claims that multiplying the 4-month period by 3-times or not multiplying it at all is substantially the same. In other words this is a theory that if a company falls within a 3-times multiplier of a key rule 14a-8 proposal provision it has substantially implemented the proposal.

This would be similar to arguing that 3-year director terms are substantially the same as one-year director terms. Accordingly the company claim could lead to companies arguing that shareholder proposals calling for one-year director terms are substantially implemented by 3-year director terms falling within a 3-times multiplier. Using the words of the Raytheon argument on this proposal topic, 3-year terms and one-year terms for directors would differ "only in a detail the specific time frame."

For this reason and the earlier supporting letter it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden, Shareholder

cc: Ray T. Chevedden
Anne Larin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board.

There appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GM relies.

Sincerely,



Sara D. Kalin
Attorney-Advisor